EXHIBIT 99.1

Statoil ASA: Notifiable trading

STAVANGER, Norway, Dec. 11, 2015 (GLOBE NEWSWIRE) -- On behalf of Statoil (OSE: STL, NYSE:STO), DNB has on 10 December 2015 purchased 750,203 shares for use in the group's Share saving plan.

The shares have been acquired at a price of NOK 123.56 per share.

Before distribution to the employees, the Share saving plan has 11,433,066 shares.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

CONTACT: Hilde Merete Nafstad, SVP  Investor Relations, mbl +47 95783911
         Morten Sven Johannessen, VP Investor Relations USA, mbl +1 203 570